Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(incorporated under the laws of Ontario)

Financial Statements

May 31, 2005 and 2004

July 22, 2005 except for Note 13(a) and (b) which are as of August 29 and 31, 2005, respectively.

Auditors' Report

To the Shareholders of
Grandview Gold Inc.

We have audited the balance sheets of Grandview Gold Inc. (formerly Consolidated Grandview Inc.) as at May 31, 2005 and 2004 and the statements of operations and deficit and cash flows for each of the years in the three year period ended May 31, 2005. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Canada and the standards issued by the Public Company Accounting Oversight Board "United States". Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period ended May 31, 2005 in accordance with Canadian generally accepted accounting principles.

"McCarney Greenwood LLP"

Toronto, Canada	McCarney Greenwood LLP
Chartered Accountants

Comments by Auditors on United States of America-Canada Reporting Difference

The United States of America reporting standards require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audit in accordance with both United States of America and Canadian generally accepted auditing standards, our report to the shareholders dated July 22, 2005 except for Note 13 (a) and (b) which are as of August 29 and 31, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

"McCarney Greenwood LLP"

Toronto, Canada	McCarney Greenwood LLP
Chartered Accountants

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Balance Sheets	Page 2

	May 31,
	2005	2004
Assets

Current assets
Cash	$244,067	$1
Marketable securities (Note 4)	9,766	9,766
Accounts receivable	24,988	490
Prepaid expenses	5,670	-

	284,491	10,257

Mining interests (Note 5)	659,236	562

	$943,727	$10,819

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$133,016	$38,257
Loans from related parties (Note 6)	-	28,594

	133,016	66,851

Shareholders' Equity (Deficiency)

Share capital (Note 7(a))	4,781,750	3,378,444
Warrants (Note 7(b))	173,388	-
Contributed surplus (Note 7(d))	800,613	25,000
Deficit	(4,945,040)	(3,459,476)

	810,711	(56,032)

	$943,727	$10,819

Approved by the Board "Raymond Pecoskie" Director "Ian S. Grant" Director

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Statements of Operations and Deficit	Page 3

	Years ended May 31,			Cumulative
	2005	2004	2003	from date of
			(Restated)	inception
			(Note 3)	of the
				development
				stage (March
				26, 2004)
Operating expenses
Management services	$262,863	$-	$-	$262,863
Investor relations, business
development and reporting
issuer maintenance costs	234,108	15,306	2,000	240,605
Bad debt	-	7,019	-	1,235
Professional fees	172,089	18,912	750	186,873
Office and administration	40,891	23,338	724	64,036
Write-down of marketable securities	-	20,234	-	15,234
Stock option compensation	775,613	-	-	775,613

(Loss) before the under-noted	(1,485,564)	(84,809)	(3,474)	(1,546,459)

Forgiveness of debt (Note 11)	-	85,867	-	35,667
Write-down of long-term debt	-	-	(88,580)	-
(Loss) on sale of long-term investments
(Note 4)	-	-	(121,419)	-

Net (loss) income for the year	$(1,485,564)	$1,058	$(213,473)	$(1,510,792)

(Deficit), beginning of year as
previously stated	(3,459,476)	(3,460,534)	(3,261,061)	-
Retroactive recording of income tax
recovery (Note 3)	-	-	(14,000)	-

(Deficit), beginning of year, as
restated	(3,459,476)	(3,460,534)	(3,247,061)	-

(Deficit), end of year	$(4,945,040)	$(3,459,476)	$(3,460,534)	$(1,510,792)

Basic (loss) earnings per share	$(0.14)	$0.00	$(0.02)	$-

Diluted (loss) earnings per share	$(0.14)	$0.00	$(0.02)	$-

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Statements of Cash Flows	Page 4

	Years ended May 31,			Cumulative
	2005	2004	2003	from date of
			(Restated)	inception
			(Note 3)	of the
				development
				stage (March
				26, 2004)
Cash flows from operating activities
Net (loss) income for the year	$(1,485,564)	$1,058	$(213,473)	$(1,510,792)
Items not involving cash:
Write-down of marketable securities	-	20,234	-	15,234
Write-down of long-term investments	-	-	88,580	-
Loss on sale of long-term investments	-	-	121,419	-
Forgiveness of debt	-	(85,867)	-	(35,667)
Income tax interest and penalties	-	20,647	-	-
Write-off of bad debts	-	7,019	-	1,235
Stock option compensation	775,613	-	-	775,613
Changes in non-cash operating working
capital	64,591	10,392	1,446	109,017

Cash flows (used in) operating
activities		(645,360)	(26,517)	(2,028)
(645,360)

Cash flows from financing activities
Loans from related parties	(28,594)	27,043	1,551	(28,594)
Share issuance	1,450,000	-	-	1,450,000
Cost of issuance	(124,081)	-	-	(124,081)

Cash flows from financing activities	1,297,325	27,043	1,551	1,297,325

Cash flows from investing activities
Expenditures on mining interests	(407,899)	(562)	-	(407,899)
Proceeds on sale of long-term
investments	-	-	1	-

Cash flows (used in) from investing
activities		(407,899)	(562)	1
(407,899)

Increase (decrease) in cash
during the year	244,066	(36)	(476)	244,066

Cash, beginning of year	1	37	513	1

Cash, end of year	$244,067	$1	$37	$244,067

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 5

1.	Nature of business and going concern assumptions

Grandview Gold Inc. (formerly Consolidated Grandview Inc.) (the "Company") is incorporated under the laws of the Province of Ontario. The Company was previously in the business of investing in significant equity interests in high-technology companies. As at March 26, 2004 the Company changed its direction to a resource exploration company and it is from that time forward that it is considered to be a development stage company.

These statements are prepared using Canadian generally accepted accounting principles that are applicable to a going concern, which assumes the Company will be able to continue to operate throughout its next fiscal period subsequent to May 31, 2005. The use of these principles may be inappropriate since there is significant doubt about the Company's ability to continue as a going concern. Significant doubt exists because the Company has no recurring source of revenue and the Company has a history of losses. The future of the Company is currently dependent upon its ability to obtain sufficient cash from external financing and related parties in order to pay its liabilities as they become due.

If the going-concern basis was not appropriate, material adjustments may be necessary in the carrying amounts and/or classifications of assets and liabilities and the loss reported in these financial statements.

2.	Summary of significant accounting policies

All amounts unless otherwise indicated are in Canadian dollars.

The preparation of these financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant accounting policies are as follows:

(a) Marketable securities

Marketable securities are valued at the lower of cost and market value. The market value of the marketable securities held on May 31, 2005 was $21,974 (2004 - $9,766).

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 6

2.	Summary of significant accounting policies (continued)

	(b)	Mining interests

The Company follows the practice of capitalizing all costs relative to the acquisition, exploration and development of its mining interests. These costs are to be amortized over the estimated productive life of the property if it is placed into commercial production. If a property is sold, abandoned, or exploration results are negative and no future work is planned in the foreseeable future, the related costs are charged to operations in that year.

The recorded book value of mining interests is not intended to reflect their present or future value.

The recoverability of amounts shown for mining interests and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete development, and future profitable production or proceeds from the disposition thereof.

	(c)	Asset retirement obligation

The Company measures the expected costs required to retire its mining interests at a fair value which approximates the cost a third party would incur in performing the tasks necessary to abandon the field and restore the site. The fair value is recognized in the financial statements at the present value of expected future cash outflows to satisfy the obligation.

Asset retirement costs are depleted using the unit of production method based on estimated reserves and are included with depletion and amortization expense. The accretion of the liability for the asset retirement obligation is expensed.

	(d)	Income taxes

The Company follows the asset and liability method of accounting for future income taxes in accordance with the recommendations of the Canadian Institute of Chartered Accountants. Under this method income taxes are recognized for the future income tax consequences attributed to the difference between the financial statement carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using the substantively enacted income tax rates that are anticipated to apply when the differences are expected to reverse.

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 7

2.	Summary of significant accounting policies (continued)

The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period that the rate change occurs. Future income tax assets are evaluated and, if realization is not considered "more likely than not", a valuation allowance is provided.

(e) Stock based compensation

The CICA Handbook Section 3870, Stock-based compensation and Other Stock-based Payments requires that compensation for option awards to employees be recognized in the financial statements at fair value for options granted in fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted during the year.

3.	Correction of an error

In a prior period, the Company had a large capital gain on the disposition of some shares. As a result, the Company was liable for income taxes. In the next fiscal year, the Company recognized a non-capital loss that was sufficient to carry back and eliminate the taxes owing. The Company only recognized a portion of the income tax recovery instead of the full amount. In accordance with Section 1506 of the CICA Handbook the correction of this error has been recorded retroactively with restatement and has resulted in the opening retained earnings of 2003 being restated by $14,000 to reflect the full recovery of income taxes. This has increased the (loss) in fiscal 2003 by $14,000 but it has not changed the basic and diluted (loss) per share of ($0.02). All pertinent comparative figures for 2003 have been restated.

4.	Marketable securities

	2005	2004	2003
Navitrak International Corporation
Common shares (at cost)	$325,305	$325,305	$325,305
Less provision for write down to market	(315,539)	(315,539)	(295,305)
Carrying value	$9,766	$9,766	$30,000

Navitrak International Corporation ("Navitrak") is a public company. As at May 31, 2005, the Company owned 488,300 (2004 - 488,300; 2003 - 488,300) common shares.

During fiscal 2003, a shareholder exercised an option to acquire 500,000 shares of Navitrak that the Company held for an aggregate consideration of $1 which resulted in an accounting loss of $121,419 to the Company.

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 8

5.	Mining interests

As at May 31, 2005

	Pony	Bisset	Red	Total
	Creek (i)	Lake (ii)	Lake (iii)	Expenditure
Property acquisition costs	$163,975	$236,800	$-	$400,775
Geological	5,000	5,000	5,000	15,000
Maps and reports	10,000	-	-	10,000
Travel	3,576	-	-	3,576
General exploration	229,323	-	562	229,885

	$411,874	$241,800	$5,562	$659,236

As at May 31, 2004

	Pony	Bisset	Red	Total
	Creek (i)	Lake (ii)	Lake (iii)	Expenditure
General exploration	$-	$-	$562	$562

There were no expenditures on mining interests during the year ended May 31, 2003.

(i)	See Note 7(a)(iii) for a description of this property
(ii)	See Note 7(a)(viii) for a description of this property
(iii)

The Company owns a 100% interest in 8 mining claims with an estimated total area of 60 hectares located in the Red Lake Area, District of Kenora, in Northwestern Ontario. The mining claims were written off several years ago when the Company decided to change its business. Since the Company has changed back to resource exploration the Company is once again capitalizing the expenditures related to these claims.

6.	Loans from related parties

During the year the Company repaid a loan from a company that is controlled by a shareholder of the Company.

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 9

7.	Share capital

	(a)	Authorized
Unlimited number of common shares

Issued	Number
	of shares	Amount
Balance, May 31, 2004 and 2003	3,270,998	$3,378,444
Stock split (3 for 1) (i)	6,541,996	-
Private placement (ii)	120,000	120,000
Mineral property acquisition (iii)	400,000	4,000
Private placement (iv)	150,000	150,000
Private placement (v)	175,000	175,000
Private placement (vi)	1,005,000	1,005,000
Warrant valuation (vi)	-	(138,188)
Mineral property acquisition (vii)	118,500	159,975
Mineral property acquisition (viii)	70,000	86,800
Cost of issue - warrant valuation (vi)	-	(35,200)
Cost of issue - cash laid out	-	(124,081)

Balance, May 31, 2005	11,851,494	$4,781,750

(i)	On July 6, 2004 the Company filed Articles of Amendment to split its shares at a rate of 3 for 1.

(ii)	On July 22, 2004 the Company entered into a subscription agreement to sell 120,000 common shares for $1.00 per share for gross proceeds of $120,000.

(iii)

On July 27, 2004 the Company entered into an option agreement with Mill City International Corporation ("Mill City") to earn a 60% interest in the Pony Creek/Elliot Dome Property in the State of Nevada, USA. In order to earn this option the Company must do the following:

	(1)	after 10 business days of signing the agreement issue 400,000 common shares to Mill City for $4,000 (issued);

(2)

spend or cause to be spent $500,000 US on the properties by July 31, 2005 (already spent $247,900 CDN). This condition was subsequently revised so that Grandview is required to spend USD $340,000 on the properties by December 31, 2005;

	(3)	spend or cause to be spent $1,000,000 US on the properties by July 31, 2006;

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 10

7.	Share capital (continued)

(4)

during this 2 year period the Company and Mill City will look for a joint venture partner with a major mining and exploration company ("major"). This major would provide assistance with deep hole structural modelling as well as geological database development. In return for the assistance the major will be offered a 1st right of refusal option to earn a 60% interest in the properties by completing a bankable feasibility study;

(5) Mill City to enter into a Professional Geological Services Contract with the Company, however, this contract has since been terminated;

(6)

If the Company is able to complete sections (1), (2), (3) and (4), Mill City can elect to convert its 40% interest to a 20% carried interest. If Mill City does not convert to a carried interest Mill City is responsible for 40% of the costs associated with the project. There is a 4% Net Smelter Return ("NSR") payable to an individual who previously owned the property which after this conversion will be reduced to 2% and the Company will be given the option to purchase another 1% from each property prior to the commencement of commercial production for $1,500,000 US each for a total of $3,000,000 US;

(7)

If the Company cannot satisfy the conditions of finding a major it can still earn the 60% interest by spending an additional $2,000,000 US by August 31, 2007. The NSR will not be reduced from 4% to 2% but the Company may purchase 1% from each property prior to commencement of commercial production for $1,000,000 US each for a total of $2,000,000 US. As of January 21, 2005, Grandview and Mill City have amended the option agreement of July 27, 2004. Grandview and Mill City have agreed to revise the Agreement by removing Grandview's obligation to enter into a Professional Geological Services Contract with Mill City and add that Grandview will be responsible for all future underlying advance royalty payments. The terms of the Agreement, as amended and contained in a standard form of Option Agreement dated on April 14, 2005.

	(iv)	On August 23, 2004 the Company entered into a subscription agreement to sell 150,000 common shares for $1.00 per share for gross proceeds of $150,000.

	(v)	On September 30, 2004 the Company entered into a subscription agreement to sell 175,000 common shares at $1.00 per share for total proceeds of $175,000.

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 11

7.	Share capital (continued)

(vi)

On December 23, 2004 the Company completed a private placement of 1,005,000 units of the Company at a price of $1 per unit for aggregate proceeds of $1,005,000. Each unit is comprised of one common share of the Company and one-half (1/2) of one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of $1.50 until December 23, 2005. For purposes of estimating the fair market value under the Black-Scholes option pricing model, the warrants were valued at $138,188. The following assumptions were used to estimate this figure: expected dividend yield - 0%; expected volatility - 100%; risk-free interest rate - 4.00%; and an expected average life of 12 months.

The Company also issued, as consideration for services of certain registered brokers in connection with the placement, 100,000 compensation warrants each exercisable at $1.15 into one common share of the Company for up to 12 months after the date of issue. For purposes of estimating the fair market value under the Black-Scholes option pricing model, the warrants were valued at $35,200. The following assumptions were used to estimate this figure: expected dividend yield - 0%; expected volatility - 100%; risk-free interest rate - 4.00%; and an expected average life of 12 months.

(vii)

On April 14, 2005 the Company signed a formal Option Agreement with Mill City Gold Corp. (formerly Mill City International Corporation) (“Mill City Gold”) relating to the Pony Creek/Elliott Dome property located on the Carlin Trend, Nevada, U.S.A. Upon signing this Option Agreement, the Company issued Mill City Gold 118,500 common shares in consideration for its 60% acquired interest in this property, which was valued at $159,975. In addition the Company is required to spend US$3,500,000 on the property over the next three years.

(viii)

On April 27, 2005, the Company completed the acquisition of a 100% interest in 11 strategically located mining claims, totaling 234 hectares, from Wildcat Exploration Ltd by issuing 70,000 common shares which were valued at $86,800. The 11 claims are located in the central area of the Bisset Gold Camp situated near the Manitoba / Ontario provincial border and approximately 240 road kilometres northeast of Winnipeg.

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 12

7.	Share capital (continued)

	(b)	Warrants
The following table sets out the warrant activity during each of the three years ended May 31, 2005, 2004 and 2003:

		Weighted
	Number	Average
	of	Exercise
	Warrants	Price
Balance, May 31, 2004 and 2003	-	$-
Issued on private placement	502,500	1.50
Issued on private placement	100,000	1.15

Balance, May 31, 2005	602,500	$1.44

The warrants outstanding at May 31, 2005 are as follows:

Number
of			Exercise	Expiry
Warrants	Value		Price	Date

502,500	$138,188	(i)	$1.50	December 23, 2005
100,000	35,200	(i)	1.15	December 23, 2005

602,500	$173,388

(i)	See Note 7(a)(vi) for assumptions used in the Black-Scholes option pricing model.

There were no warrants outstanding at May 31, 2004 or 2003.

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 13

7.	Share capital (continued)

	(c)	Stock options
The following table sets out the option activity during each of the three years ended May 31, 2005, 2004 and 2003:

		Weighted
	Number	Average
	of	Exercise
	Options	Price
Balance, May 31, 2004 and 2003	-	$-
Granted	1,150,000	1.00
Granted	75,000	1.10
Cancelled	(100,000)	1.00

Balance, May 31, 2005	1,125,000	$1.06

The options outstanding at May 31, 2005 are as follows:

Number
of		Exercise	Expiry
Options	Value	Price	Date

1,050,000(i)	$800,100	$1.00	October 1, 2009
75,000(i)	62,850	1.10	December 20, 2009

1,125,000	$862,950

There were no options outstanding outstanding at May 31, 2004 or 2003.

The stock options have been expensed as follows:

Number	Expensed	Remainder	Total
of	at	to be	Stock-option
Options	May 31, 2005	Expensed	Compensation

1,050,000 (i)	$733,692	$66,408	$800,100
75,000 (i)	41,921	20,929	62,850

1,125,000	$775,613	$87,337	$862,950

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 14

7.	Share capital (continued)

		(i)	The values assigned were estimated using the Black-Scholes option pricing model with the following assumptions: expected dividend yield - 0%; expected volatility - 100%; risk-free interest rate - 4.00%; and an expected average life of 5 years.

	(d)	Contributed Surplus The following table sets out the contributed surplus activity during each of the three years ended May 31, 2005, 2004 and 2003:

Contributed
Surplus

Balance, May 31, 2004 and 2003	$25,000
Vesting of stock options	775,613

Balance, May 31, 2005	$800,613

(e)	Basic and diluted (loss) earnings per share
The following table sets forth the computation of basic and diluted (loss) earnings per share:

	2005	2004	2003
Numerator for basic and diluted
(loss) earnings per share:
(Loss) earnings for the year	$(1,485,564)	$1,058	$(213,473)

Numerator for basic
(loss) earnings per share	$(1,485,564)	$1,058	$(213,473)

Numerator for diluted
(loss) earnings per share	$(1,485,564)	$1,058	$(213,473)

Denominator:
Weighted average number of
common shares	10,904,276	9,812,994	9,812,994

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 15

7.	Share capital (continued)

Denominator for basic
(loss) earnings per share	10,904,276	9,812,994	9,812,994
Denominator for diluted
(loss) earnings per share	10,904,276	9,812,994	9,812,994

Basic (loss) earnings per share	$(0.14)	$0.00	$(0.02)

Diluted (loss) earnings per share $	(0.14)	$0.00	$(0.02)

Diluted (loss) earnings per share, reflects the maximum possible dilution from the potential exercise of outstanding stock options and warrants, and the conversion of convertible securities. However, the effect of outstanding warrants and options is not calculated as the effect would be anti-dilutive.

8.	Financial instruments

Far value of financial instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities, and loans from related parties approximate their fair values since these financial instruments have short-term maturity dates.

Interest rate, currency and credit risks

It is management's opinion that the Company is not exposed to any significant interest rate, currency or credit risks arising from its financial instruments.

9.	Income taxes

Future income taxes reflect the net tax effects of temporary timing differences between the carrying amounts of assets and liabilities for financial reporting purposes and the corresponding amounts for income tax purposes.

There are no future tax liabilities.

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 16

9.	Income taxes (continued)

There are 4 future tax assets as follows:

	2005	2004	2003
Future tax assets:
Marketable securities	$113,973	$113,973	$118,978
Capital losses	60,158	60,158	67,103
Non-capital losses	285,564	15,753	34,468
Cost of issue	46,026	-	-
Total future tax assets	505,721	189,884	220,549
Valuation allowance for future
tax assets	(505,721)	(189,884)	(220,549)
Net future tax assets	$-	$-	$-

The Company has provided a valuation allowance equal to the future tax assets because it is not presently more likely than not that they will be realized. The Company's actual income tax expense for each of the years ended May 31 is made up as follows:

	2005	2004	2003

Income (loss) before income taxes	$(1,485,564)	$1,058	$(213,473)

Income tax (recovery) expense at combined
federal and provincial rates of 36.12%,
36.12%, and 40.29% respectively	(536,586)	382	(86,008)
Non-deductible income tax penalties
and interest	(1,870)	7,458	-
Non-deductible write down of marketable
securities	-	7,309	-
Non-deductible write down of marketable
securities	-	-	35,689
Non-taxable capital loss	-	-	48,920
Non-capital loss utilized	-	(15,149)	-
Stock option compensation	280,151	-	-
Cost of issue	(11,506)	-	-
Potential income tax recovery not
recognized	269,811	-	1,399

Actual income tax expense	$-	$-	$-

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 17

9.	Income taxes (continued)

At May 31, 2005, the Company has non-capital losses of approximately $ 790,600 and capital losses of approximately $333,000. No benefit from these amounts has been recorded in the financial statements. The non-capital losses will expire as follows:

2008	$15,200
2009	24,900
2010	3,500
2015	747,000
$790,600

The capital losses will not expire.

10.	Segment information

The Company's operations comprise a single reporting operating segment engaged in mineral exploration (2004 - same, 2003 - engaged in investing in high technology companies). As the operations comprise a single reporting segment, amounts disclosed in the financial statements for (loss) earnings for the year also represent segment amounts.

At May 31, 2005 all of the Company's operations and assets are located in Canada except for the Pony Creek Property which is located in the State of Nevada, USA.

11.	Gain on forgiveness of debt

The gain on forgiveness of debt is as a result of certain creditors and related parties settling their debt for less than the full amount. This is not unusual in the junior resource exploration industry and it is not considered an extraordinary item.

12.	Related party transactions not disclosed elsewhere

On June 1, 2004 the Company entered into a management agreement with a company owned by the president. The president's company provides management and consulting services to the Company in exchange for $11,682 per month. The total current year payments of $140,184 (2004 - $Nil, 2003 - $Nil) are included in management services expense for the year. Management services expense also includes $105,500 (2004 - $Nil, 2003 - $Nil) in consulting fees and travel expenses paid to the president and the president's company.

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 18

12.	Related party transactions not disclosed elsewhere (continued)

These transactions have been measured at the exchange amount which is intended to represent fair market value.

13.	Subsequent events

(a)

On July 20, 2005 the Company announced that it signed a letter of intent to enter into an option and joint venture agreement with Goldcorp Inc. ("Goldcorp") whereby Goldcorp will operate at the Company's Red Lake property and will fund exploration exploration activities. Goldcorp may earn a 60% interest in the property by incurring expenditures of $100,000 within 18 months of signing the agreement.

(b)

On August 29, 2005 the Company granted a total of 150,000 incentive stock options for purchase of up to 150,000 common shares of the Company at a price of $1.25 per share to an officer, expiring August 25, 2010.

(c)

On August 31, 2005 the Company completed a private placement of 899,104 units at a price of $1.25 per unit and 1,200,000 flow-through shares of the Company at a price of $1.25 per flow-through share for aggregate proceeds of $2,623,880. Each unit is comprised of one common share of the Company and one-half of a common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share of the Company at an exercise price of $1.75 until August 31, 2006.

The Company paid, as consideration for services in connection with the placement, cash commissions totaling 8% of the gross proceeds raised from the private placement and the Company will issue compensation options to purchase units equal to 10% of the number of securities sold.

14.	Differences between Canadian GAAP and US GAAP

The Company's financial statements have been prepared in accordance with Canadian GAAP. These principles, as they pertain to the Company's financial statements differ from US GAAP as follows:

Under Canadian GAAP, the Company accounted for its stock compensation plan as described in Note 2(e) in the fiscal 2005 audited financial statements under which CICA Handbook Section 3870 requires that compensation for option awards to employees and consultants be recognized in the financial statements at fair value for options granted in

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 19

14.	Differences between Canadian GAAP and US GAAP (Continued)

fiscal years beginning on or after January 1, 2004. The Company, as permitted by CICA Handbook Section 3870, has adopted this section prospectively for new option awards granted on or after June 1, 2003. Accordingly, a fair value compensation expense is reported for any options that were granted during the fiscal year. This accounting policy had no effect on the Company's audited financial statements for fiscal 2005. Prior to this accounting policy, no compensation expense was required to be recorded for stock option grants under Canadian GAAP for fiscal 2003 and 2002. For US GAAP purposes, the Company has adopted the provisions of Financial Accounting Standards Board (FASB) Statement 148 effective as of June 1, 2003, which provisions allow the Company to record compensation expense for stock options granted in fiscal 2004 and all future periods based on the estimated fair value of such option, using the prospective method.In December 2004, the FASB issued Statement 123 (Revised 2004), "Share- Based Payment," which mandates the recording of compensation expense based on the fair value of such options.

Prior to June 1, 2003, the Company accounted for its stock-based compensation plan for US GAAP purposes under FASB statement 123, under which no compensation expense was required to be recognized in fiscal 2003.

For the year ended May 31, 2005, the Company's accounting for stock option grants under US GAAP is substantially equivalent to the accounting under Canadian GAAP. As such, the expense recorded for US GAAP purposes would be equal to the expense recorded for Canadian GAAP purposes for the year ended May 31, 2005. Had the Company adopted (FASB) Statement 148 for fiscal 2004 and 2003, there would be no effect on earnings since no stock options were issued in the fiscal periods presented in these financial statements.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves. Accordingly, under US GAAP, the Company would be characterized as "a development stage company".

Under Canadian GAAP, the Company accounts for its exploration costs as described in Note 2(b), while under US GAAP, exploration costs cannot be capitalized and are expensed as incurred. Under Canadian GAAP and US GAAP marketable securities and long term investments are written down to net realizable value. Under Canadian GAAP this is shown as an expense on the statement of operations while under US GAAP it is shown as a component of shareholders' equity. Had the Company's balance sheets as at May 31, 2005 and May 31, 2004 been prepared using US GAAP, such balance sheets would be presented as follows:

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 20

14.	Differences between Canadian GAAP and US GAAP (Continued)

	May 31, 2005	May 31, 2004

Assets
Current
Cash	$244,067	$1
Marketable securities	9,766	9,766
Amounts receivable	24,988	490
Prepaid expenses	5,670	-

	$284,491	$10,257

Liabilities and Shareholders' Equity
Current
Accounts payable and accrued liabilities	$133,016	$38,257
Loans from related parties	-	28,594

	133,016	66,851

Shareholders' equity
Share capital
Authorized - unlimited common shares
Issued
Common shares	4,781,750	3,378,444
Additional paid in capital	25,000	25,000
Warrants	173,388	-
Cumulative adjustments to marketable securities	(315,539)	(315,539)
Deferred stock option compensation	775,613	-
Deficit accumulated before change to a development
stage company	(3,133,943)	(3,133,943)
Deficit accumulated during the development stage	(2,154,794)	(10,556)

	151,475	(56,594)

	$284,491	$10,257

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 21

14.	Differences between Canadian GAAP and US GAAP (Continued)

Under US GAAP, development stage companies are required to provide cumulative- from-inception information relating to income statements, statements of cash flows, and statements of changes in shareholders' equity. Inception has been deemed to be March 26, 2004, the date on which the Company, at a shareholders' meeting, made the decision to return to the business of exploration as its primary business focus. Had the Company's statements of operations and deficit been prepared using US GAAP, such statements would have included cumulative-from-inception amounts in addition to amounts for fiscal 2005, 2004 and 2003 Such statements under US GAAP are as follows:

Statements of Operations and Comprehensive (Loss) Income

Cumulative
from date of
inception of the
development stage		Year Ended May 31,
("March 26, 2004")		2005	2004	2003

Expenses
Management services	$262,863	$262,863	$-	$-
Investor relations, business
development and reporting
issuer maintenance costs	240,605	234,108	15,306	2,000
Bad debt	1,235	-	7,019	-
Professional fees	186,873	172,089	18,912	750
Office and administration	64,036	40,891	23,338	724
Gain on forgiveness of debt	(35,667)	-	(85,867	-
Non-cash compensation expense	775,613	775,613	-	-
General exploration	659,236	658,674	562	-

(Loss) income before the
under noted	(2,154,794)	(2,144,238)	21,292	(3,474)
Write-down of long-term debt	-	-	-	(88,580)

Net (loss) income for the
year and date of inception	(2,154,794)	(2,144,238)	21,292	(92,054)

Comprehensive (loss) income items:
Write-down of marketable
securities	(15,234)	-	(20,234	-
Write down of long-term
investments	-	-	-	(121,419)

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 22

14.	Differences between Canadian GAAP and US GAAP (Continued)

Comprehensive (loss) income
for the year	$(2,170,028)	$(2,144,238)	$1,058	$(213,473)

(Loss) income per common
share
Basic	$(0.20)	$(0.20)	$0.00	$(0.01)
Diluted	$(0.20)	$(0.20)	$0.00	$(0.01)

Comprehensive (loss) income
per common share
Basic	$(0.20)	$(0.20)	$0.00	$(0.02)
Diluted	$(0.20)	$(0.20)	$0.00	$(0.02)

Statements of Changes in Shareholders' Equity

The changes in common shares from March 26, 2004 (date the Company became a development stage enterprise) as required by US GAAP is disclosed below:

		Amount
		Under
	Shares	US GAAP

Common shares before change to a
development stage company and as
of May 31, 2004	3,270,998	$3,378,444
Stock split (3 for 1)	6,541,996	-
Private placement	120,000	120,000
Private placement	150,000	150,000
Mineral property acquisition	400,000	4,000
Private placement	175,000	175,000
Private placement	1,005,000	1,005,000
Warrant valuation	-	(138,188)
Mineral property acquisition	118,500	159,975
Mineral property acquisition	70,000	86,800
Cost of issue - warrant valuation	-	(35,200)
Cost of issue - cash laid out	-	(124,081)
Balance, May 31, 2005	11,851,494	$4,781,750

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 23

14.	Differences between Canadian GAAP and US GAAP (Continued)

Other changes in shareholders' equity are presented as follows:

Cumulative
adjustments
to
marketable
securities

Balance, June 1, 2001	$(85,625)
Comprehensive loss	(121,100)

Balance, May 31, 2002	(206,725)
Comprehensive loss	(88,580)

Balance, May 31, 2003	(295,305)
Comprehensive loss	(5,000)

Balance, March 26, 2004	(300,305)
Comprehensive loss	(15,234)

Balance, May 31, 2004, and May 31, 2005	$(315,539)

Had the Company's statements of cash flows been prepared using US GAAP, such statements would have included cumulative from inception amounts in addition to amounts for the fiscal 2005, 2004 and 2003.

Such statements under US GAAP are as follows:

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 24

14.	Differences between Canadian GAAP and US GAAP (Continued)

Statements of Cash Flows

	Cumulative
	from date of
	inception of the
	development stage		Year Ended May 31,
	("March 26, 2004")	2005	2004	2003

Cash flows from operating activities
Net (loss) income for the year	$(2,154,794)	$(2,144,238)	$20,730	$(92,054)
Items not involving cash:
Mining interests settled with
shares	250,775	250,775	-	-
Write down of long-term debt	-	-	-	88,580
Forgiveness of debt	(35,667)	-	(85,867)	-
Income tax interest and
penalties	-	-	20,647	-
Write-off of bad debts	1,235	-	7,019	-
Stock option compensation	775,613	775,613	-	-
Change in non-cash operating
working capital	109,578	64,591	10,392	1,446

Cash flows (used in) operating
activities	(1,053,260)	(1,053,259)	(27,079)	(2,028)

Cash flows from financing activities
Loans from related parties	(28,594)	(28,594)	27,043	1,552
Share issuance	1,450,000	1,450,000	-	-
Cost of issue	(124,081)	(124,081)	-	-

Cash flows from financing
activities	1,297,325	1,297,325	27,043	1,552

Increase (decrease) in cash
during the year	244,065	244,066	(36)	(476)

Cash, beginning of year	1	1	37	513

Cash, end of year	$244,066	$244,067	$1	$37

Grandview Gold Inc.
(formerly Consolidated Grandview Inc.)

(A Development Stage Company)

Notes to Financial Statements
May 31, 2005, 2004 and 2003	Page 25

14.	Differences between Canadian GAAP and US GAAP (Continued)

Recent US GAAP accounting pronouncements

In December 2004, the FASB issued Statement 123 (revised 2004) entitled "Share- Based Payment". This standard requires the expensing of stock options granted in exchange for employee services, and will be effective for the Company during the quarter ending May 31, 2006. The Company expects that the adoption of FASB 123 (revised 2004) will conform its US accounting with its Canadian accounting for such options.

Grandview Gold Inc. – Management’s Discussion and Analysis
Fiscal Year Ended May 31, 2005

The following is management discussion and analysis (“MD&A”) of the financial condition and results of operations of Grandview Gold Inc. (“Grandview” or the “Company”), formerly Consolidated Grandview Inc., for the twelve months ended May 31, 2005 (“fiscal year 2005”). The MD&A should be read in conjunction with Grandview’s audited financial statements and related notes for the fiscal year 2005, 2004 and 2003. Grandvi ew’s financial statements were prepared in accordance with generally accepted accounting principals (GAAP). Unless otherwise stated, all amounts discussed herein are denominated in Canadian dollars.

Forward Looking Statements
This MD&A includes certain forward-looking statements within the meaning of applicable Canadian Securities Legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the near future, including future business strategy, goals, exploration programs or other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different from future results expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current or planned exploration activities, changes in project parameters as plans continue to be refined, unavailability of financing, fluctuations in precious metal prices and other such factors. Accordingly, the reader should not place undue reliance on forward-looking statements by the Company. Statements speak only as of the date on which they are made.

Date of MD&A
This MD&A was prepared on September 27, 2005.

Overall Performance

Overview of Operations
Grandview was incorporated in 1945 and was primarily engaged in the mineral exploration and resource sector up to 1987, when trading of the Company’s securities ceased. In November 1998, Grandview invested in Navitrak International – a company involved in high-technology products involving global positioning systems (GPS). During the next three years, Grandview pursued this investment opportunity, but subsequently decided to return to mineral exploration and mining.

On March 26, 2004, the Company put a new management team in place, identified an exploration property of merit with a geological report in accordance with the National Instrument 43-101, and acquired an option to earn an interest in the Pony Creek/Elliot Dome properties (encompassing approximately 5,500 hectares or 20 square miles) located on the prolific gold-producing Carlin Trend in Nevada, USA. Grandview continues to be involved in the acquisition, exploration and development of properties for the mining of precious metals in Ontario, Manitoba and Nevada, USA.

The Company owns a 100% interest in eight mining claims in southeast Dome Township covering approximately 60 hectares, 2.5 kms from Goldcorp’s mine in Red Lake located in the District of Kenora in northwest Ontario.

On July 27, 2004, the Company entered into a letter agreement with Mill City International Company (“Mill City”) to earn a 60% interest in Pony Creek/Elliot Dome properties. The agreement required that:

1.	Grandview issue 400,000 common shares to Mill City, which the Company did in August 2004,
2.

Grandview spend or cause to be spent USD $500,000 on the properties by July 31, 2005. This condition was subsequently revised so that Grandview is required to spend USD $340,000 on the properties by December 31, 2005.

3.	Grandview spend or cause to be spent USD $1,000,000 on the properties by July 31, 2006,
4.

During this two-year period, Grandview and Mill City seek a joint -venture partnership with a major mining and exploration company (“a major”), to provide assistance with deep hole structural modeling as well as geological database development. In return for this assistance,

Grandview MD&A	1

the major will be offered a first right of refusal option to earn 60% in the properties by completing a bankable feasibility study,
5.	Mill City enter into a professional geological services contract with Grandview, however, this contract has since been terminated,
6.

If Grandview is able to achieve items 1. to 4. Mill City can elect to convert its 40% interest to a carried 20% carried interest. If Mill City does not convert to a carried interest, it is responsible for 40% of the costs of the project. There is a 4% net smelter return payable to an individual who owned the property, which after this will be reduced to 2%, and Grandview will be given the option to purchase another 1% from each property prior to the commencement of commercial production for USD $1.5 million each for a total of USD $3.0 million.

7.	If Grandview is not able to satisfy the conditions of finding a major, it can still earn the 60% interest by spending an additional US D $2.0 million by August 31, 2007.

On December 23, 2004, Grandview completed a private placement of 1,005,000 units at a price of $1.00 per unit. Each unit is comprised of one common share of the Company and a half (1/2) of a common share purchase warrant. Each warrant entitles the holder to purchase a common share at an exercise price of $1.50 until December 23, 2005.

On April 14, 2005, Grandview announced an Option Agreement with Mill City relating to the Pony Creek/Elliot Dome property in Nevada, which supersedes the letter agreement described above, whereby Grandview has the option to earn an undivided 60% interest in the property by spending USD $3.5 million over three years and issuing Mill City an additional 118,500 shares of the Company. With the formalized relationship, Grandview will commence its 2005 exploration program. If Grandview delivers a bankable feasibility study, Mill City must convert its 20% carried interest to a 20% participating interest.

On April 19, 2005, Grandview announced that it had retained Watts, Griffis and McOuat to provide independent technical advice for the Company’s exploration program at Pony Creek/Elliot Dome property, including assistance with establishing a GPS-controlled property grid survey, planning and execution of a preliminary geophysical survey, and preparing a detailed five-hole, 10,000-foot drilling program.

On April 27, 2005 Grandview announced that it completed the acquisition from Wildcat Exploration Ltd. a 100% interest in 11 strategically located mining claims, comprising 234 hectares located on the Rice Lake greenstone belt that hosts a number of gold deposits in the central area of Bissett Gold Camp near the Manitoba/Ontario border and approximately 240 kms northeast of Winnipeg. Three of the 11 claims have existing mine shafts and known mineralization. The Bissett Gold Camp has a history of exploration dating back to the 1930s and approximately USD $100 million has been spent on a modern mill at the a nearby mine, which is due to return to production in the Fall of 2005. Grandview intends to study existing drilling data and determine an exploration program including a geophysical modeling survey to depths of 2,000 feet.

With a growing business in the United States, Grandview is pursuing the listing of its securities publicly on the NASDAQ OTC Bulletin Board, reason for which it added notes in its recent financial statements explaining differences between Canadian and US Generally Accepted Accounting Principles.

Subsequent Events
On July 20, 2005 Grandview announced that it signed a letter of intent to enter into an option and joint venture with agreement with Goldcorp Inc. – Canada’s leading gold mining company – whereby Goldcorp will operate at Grandview’s Red Lake property and will fund exploration activities. Goldcorp may earn a 60% interest in the property by incurring expenditures of $100,000 within 18 months of signing the agreement.

On August 25, 2005 the Company announced that it signed a letter of intent to enter into an option and joint venture agreement with Frontier Development Group Inc. to allow Grandview to earn a 51% interest in Frontier’s Dixie Lake property, which is 25 kms southeast of Red Lake, Ontario and 25 kms south of Placer Dome’s Campbell mine and Goldcorp Inc.’s Red Lake mine, and was previously operated by Newmont Mining Corp. and Teck Corporation, and fits within Grandview’s strategy to aggressively explore the Red Lake/Rice Lake greenstone belts with its existing Red Lake and Bissett

Grandview MD&A	2

gold camp properties. Management considers the Dixie Lake property as a mid-stage exploration property with established gold resource.

On August 29, 2005 Grandview announced its appointment of its new Vice President of Corporate Development – Michael Dehn, a former senior geologist for Goldcorp Inc. who played a strategic role in its very successful exploration programs at the Red Lake Gold Camp, and the granting of 150,000 incentive stock options to him.

On September 15, 2005 Grandview announced the second closing for a private placement of 570,320 units at a price of $1.25/unit and 20,000 flow-through shares at a price of $1.25/share for aggregate proceeds of $737,900. The first closing held on August 31, 2005 had raised proceeds of $2,623,880 from issuing 899,104 units plus 1.2 million flow-through shares. Each unit consists of one common share of the Company plus one-half of a common share purchase warrant (whereby each whole warrant is exercisable to acquire one common share at a price of $1.75 until August 31, 2006). The securities are subject to a four-month resale restriction and the entire placement is subject to CNQ approval. The offering was originally announced on August 8, and proceeds would be used to help finance ongoing exploration of Grandview’s properties and for general working capital purposes.

Results of Operations

Selected Annual Information
The Corporation has no recurring source of revenue and will require additional financing in order to meet its obligations and continue to be a going concern. The following table summarizes the Company’s financial performance for the past three fiscal years ended May 31.

	May 31, 2005	May 31, 2004	May 31, 2003 (restated)
Revenue	$ 0	$ 0	$ 0
Expenses	1,485,564	84,809	3,474
Income (loss) before unusual items	(1,485,564)	(84,809)	(3,474)
Unusual items	0	85,867	(209,999)
Net income (loss)	(1,485,564)	1,058	(213,473)
Net income (loss) per share	(0.14)	0.00	(0.02)
Cash flows from (used in) operating activities	(645,360)	(26,517)	(2,028)
Cash and cash equivalents, end of year	244,067	1	37
Assets	943,727	10,819	35,821
Long-term liabilities	0	0	0
Dividends	0	0	0

Fiscal Year 2005
Grandview incurred a net loss of approximately $1.5 million in the twelve months ended May 31, 2005 due to new or substantially higher expenses related to: management services, reporting as an issuer, professional fees, and stock option compensation. Management considers the loss to be in reasonable proportion to the magnitude of its significantly increased expenditures on exploration activities at several North American properties. Grandview’s asset base increased substantially during fiscal year 2005 as the Company raised capital through private placements and capitalized exploration expenditures.

Summary of Quarterly Results
The following tables set out financial performance highlights for the past eight quarters.

Grandview MD&A	3

	Fourth Quarter May 31, 2005	Third Quarter Feb.28, 2005	Second Quarter Nov.30, 2004	First Quarter Aug.31, 2004
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses	641,467	455,589	339,897	48,611
Income (loss) before unusual items	(641,467)	(455,589)	(339,897)	(48,611)
Unusual items	0	0	0	0
Net income (loss)	(641,467)	(455,589)	(339,897)	(48,611)
Income (loss) per share before unusual items	(0.07)	(0.04)	(0.03)	(0.00)
Net income (loss) per share	(0.07)	(0.04)	(0.03)	(0.00)
Cash flows from (used in) operating activities	(161,400)	(273,373)	(130,520)	(80,067)
Cash and cash equivalents, end of period	244,067	582,862	31,710	33,379
Assets	943,727	813,810	267,221	212,813
Long-term liabilities	0	0	0	0
Dividends	0	0	0	0

	Fourth Quarter May 31, 2004	Third Quarter Feb. 29, 2004	Second Quarter Nov. 30, 2003	First Quarter Aug. 31, 2003
Revenue	$ 0	$ 0	$ 0	$ 0
Expenses (recovery)	45,661	12,096	6,298	520
Income (loss) before unusual items	(45,661)	(12,096)	(6,298)	(520)
Unusual items	20,433	45,200	0	0
Net income (loss)	(25,228)	33,104	(6,298)	(520)
Income (loss) per share before unusual items	(0.01)	(0.00)	(0.00)	(0.00)
Net income (loss) per share	(0.01)	0.01	(0.00)	(0.00)
Cash flows from (used in) operating activities	(26,477)	(6)	(14)	(20)
Cash and cash equivalents, end of period	1	0	6	20
Assets	10,819	25,000	30,006	35,804
Long-term liabilities	0	0	0	0
Dividends	0	0	0	0

Fourth Quarter ended May 31, 2005
Grandview incurred a net loss in the fourth quarter 2005 of $641,467, compared to $25,228 in the same period the previous year, primarily due to increased expenses for management compensation, investor relations, business development and reporting issuer maintenance in fiscal 2005, and to an unusual favourable item in the fourth quarter of fiscal 2004.

Liquidity and Capital Resources
As a result of Grandview’s equity financings, the Company’s working capital at fiscal year end 2005 was $151,475 (compared to a working capital deficiency of $56,594 at fiscal year end May 31, 2004), and the cash balance was $244,067 (compared to $1 on May 31, 2004).

Since May 31, 2004, Grandview has raised over $4 million in five private placements. Since Grandview has limited financial resources and is dependant on the success of financing initiatives, management

Grandview MD&A	4

intends to strictly control all expenses and focus on creating value for shareholders by exploring and developing high-grade gold properties which it believes are the most promising.

On May 31, 2005 Grandview had non-capital losses of approximately $790,600 and capital losses of approximately $333,000, which may be deducted in calculations of taxable income in future years.

Management believes that it can continue operations during fiscal year 2006 with Grandview’s current and anticipated capital resources.

Off-Balance-Sheet Arrangements
See description of option agreements under Overview of Operations.

Related Party Transactions
On June 1, 2004, Grandview entered into an agreement with a company owned by the Company’s president to provide management and consulting services for $11,682 per month, which amounted to $140,184 for the fiscal year 2005 ($0 – 2004), in addition to $105,500 ($0 – 2004) paid to him for consulting services and travel expenses, which were included in management services expenses.

Proposed Transactions
There are no proposed transactions at this time, other than those described under Subsequent Events.

Critical Accounting Estimates
Grandview did not rely on any critical accounting estimates in the most recent fiscal quarter.

Changes in Accounting Policies
There were no changes to accounting policies in the most recent fiscal quarter.

Financial and Other Instruments
At fiscal year end 2005, the financial instruments of the Company consisted of accounts receivable, accounts payable and accrued liabilities. Grandview does not expect to be exposed to significant interest, currency or credit risks arising from these financial instruments. The Company estimates that the fair values of all its financial instruments approximate their carrying values.

Risks and Uncertainties
At the present time, Grandview does not hold any interest in a mining property in production. Therefore, the Company’s viability and potential success lies in its ability to develop, exploit and generate revenues from potential mineral deposits discoveries resulting from planned exploration programs on its properties or its option agreements. Revenues, profitability and cash flow from any future mining operations involving the Company will be influenced by precious metal prices and by the relationship of such prices to the production costs. Such prices have fluctuated widely in the past, affected by numerous factors beyond the Company’s control.

Grandview has limited financial resources and there are no assurances that additional funding will be available for further exploration and development of it projects or to fulfill its obligations under applicable option agreements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there is no assurance that it will be able to obtain such additional financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Company with the possible dilution or loss of such property interest.

Additional Disclosure for Venture Issuers Without Significant Revenue
At the end of fiscal 2005, the accumulated cost of Grandview’s interests in mineral properties was $659,236 (see Note 5 Mining Interests of the financial statements for more detail).

Disclosure of Outstanding Share Data
Grandview’s common shares are traded on the Canadian Trading & Quotation System (CNQ) under the symbol GVGI, and it is authorized to issue an unlimited number of shares. On May 31, 2005, the Company had: 11,851,494 shares outstanding in the amount of $4,781,750; 602,500 warrants with a

Grandview MD&A	5

weighted average exercise price of $1.44 expiring in December 2005; and 1,125,000 stock options with a weighted average exercise price of $1.06 expiring in 2009.

Disclosure Controls and Procedures
Management has ensured that there are disclosure controls and procedures that provide reasonable assurance that material information relating to the Company is disclosed on a timely basis, particularly information relevant to the period in which annual filings are being prepared. Management believes these disclosure controls and procedures have been effective during the fiscal year ended May 31, 2005.

Additional Information
Additional information relating to the Company is available on the Internet at the SEDAR website located at www.sedar.com and at www.grandviewgold.com.

Grandview MD&A	6